Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Hoetzinger Peter	2. Issuer Name and Ticker or Trading Symbol Century Casinos Inc. (cnty)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give ___ Other (specify title below) below) President
(Last) (First) (Middle) 200 E. Bennett Ave.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 09/2001
(Street) Cripple Creek, CO 80813		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	09/21/2001	P		3,000	A	1.72	128,000	D
Common Stock							143,728	I	Trust
Common Stock							100,000	I	Spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Non-Statutory Stock Option	1.50	09/21/2001	J				08/15/1996	08/15/2005	Common	130,000			I	Trust
Non-Statutory Stock Option	1.50	09/21/2001	J				08/15/1996	08/15/2005	Common	413,000			I	Trust
Non-Statutory Stock Option	0.75	09/21/2001	J				10/10/1998	10/10/2007	Common	50,000			D
Non-Statutory Stock Option	0.75	09/21/2001	J				02/08/2000	02/08/2009	Common	133,333			D
Non-Statutory Stock Option	0.75						02/08/2000	02/08/2009	Common	66,667			D
Explanation of Responses:

1. All Incentive Stock Options were converted to Non-Statutory Stock Options.

2. 543,000 Non-Statutory Stock Options were transferred to the Hoetzinger Family Trust Foundation.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Peter Hoetzinger **Signature of Reporting Person	10/04/2001 Date
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